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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20546

                                  FORM 8-A/A
                               (Amendment No. 2)

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          REPUBLIC GROUP INCORPORATED
            (Exact name of registrant as specified in its charter)


               Delaware                                  75-1155922
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


          811 East 30th Avenue                            67502-4341
           Hutchinson, Kansas                             (Zip Code)
                   (Address of principal executive offices)


          Post Office Box 1307                            67504-1307
           Hutchinson, Kansas                             (Zip Code)


     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check
the following box:   [_]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A(c)(2), please check the following box:   [_]

     Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class            Name of each exchange on which each class
        to be so registered:                       is to be registered:

Common Stock Share Purchase Rights                 New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
                N/A
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THE UNDERSIGNED REGISTRANT HEREBY AMENDS THE FOLLOWING ITEMS AND EXHIBITS OF ITS
FORM 8-A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION ON MAY 8, 1996:

ITEM 1.  DESCRIPTION OF REGISTRANT SECURITIES TO BE REGISTERED.

     On April 30, 1996, the Board of Directors of Republic Group Incorporated (the "Company") declared a dividend distribution of one common stock purchase right (a "Right") for each outstanding share of common stock, $1.00 par value (the "Common Stock"), of the Company payable on May 16, 1996 to the stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $45.00 per share of Common Stock (the "Purchase Price"), subject to adjustment. The Rights were issued pursuant to a Rights Agreement dated as of May 1, 1996 (the "Original Rights Agreement") between the Company and UMB Bank, N.A., as agent (the "Rights Agent"). The Original Rights Agreement was filed by the Company with the Securities and Exchange Commission on May 8, 1996 on Form 8-A. Effective as of September 19, 1996 the Company and the Rights Agent entered into an agreement (the "Amended and Restated Rights Agreement") amending and restating the Original Rights Agreement pursuant to Section 27 of the Original Rights Agreement, which permits the Company, without the consent of the holders of the Rights Certificates, to amend the Original Rights Agreement as the Company may deem necessary or desirable. The description and terms of the Rights as amended through September 19, 1996 are set forth in the Amended and Restated Rights Agreement. (The Amended and Restated Rights Agreement has been further amended as discussed below.) The Amended and Restated Rights Agreement was filed by the Company with the Securities and Exchange Commission on November 22, 1996 on Form 8-A/A and is incorporated by reference herein. The following summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any wholly-owned subsidiary of the Company, any employee benefit plan of the Company or any such subsidiary, any entity holding shares of Common Stock for or pursuant to the terms of any such plan or any Exempt Person (as described below) but, in the case of an Exempt Person, only to the extent of any shares of Common Stock (x) beneficially owned by such Exempt Person on the date of the Original Rights Agreement or (y) acquired by such Exempt Person after the date of the Original Rights Agreement from any other Exempt Person if such shares have been beneficially owned only by Exempt Persons on and after the date of the Original Rights Agreement) (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the
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commencement or announcement of an intention to make a tender or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of May 16, 1996, by such Common Stock certificates with a copy of this Summary of Rights attached thereto. (An Exempt Person includes any of Phil or Lorraine Simpson, their descendants and their descendants' spouses, trusts or estates for any of their benefits, partnerships, corporations or other entities 80%-owned by any of them.)

     The Amended and Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after May 16, 1996 upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of May 16, 1996, even without such notation or a copy of the Summary of Rights (attached as Exhibit B to the Amended and Restated Rights Agreement) being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of Record of shares of Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 16, 2006, unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company as described below.

     The Rights are protected by customary antidilution provisions. The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the shares of Common Stock of certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of shares of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends thereafter and, if there is an Acquiring Person, not exceeding 125% of the prior regular periodic cash dividend, or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

     Subject to certain exchange rights that may be exercised by the Board of Directors, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights held by the Acquiring Person (which will thereafter be void)) shall thereafter have the right (automatically upon exercise thereof) to receive that number of shares of Common Stock having a market value of two times the Purchase Price.
In the event that the Company
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were acquired in a merger or other business combination transaction, or more than 50% of its consolidated assets or earning power were sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the Acquiring Person which at the time of such transaction would have a market value of two times the exercise price of the Right.

     In the event that there is not a sufficient number of authorized but unissued shares or treasury shares of Common Stock to permit the exercise in full of the Rights in accordance with the Amended and Restated Rights Agreement, the Company shall either (a) take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exercise of the Rights or (b) if the Board of Directors so elects, substitute for each share of Common Stock that would otherwise be issuable upon exercise of a Right, a number of shares of Series C Junior Participating Preferred Stock (the "Preferred Stock") or fractions thereof such that the current per share market price of one share of Preferred Stock multiplied by such number or fraction is equal to the current per share market price of one share of Common Stock as of the date of issuance of such share of Preferred Stock or fraction thereof and take all such action as may be necessary to authorize shares of Preferred Stock for issuance upon exercise of the Rights, including, without limitation, filing a Certificate of Designations, Preferences and Rights with respect to the Preferred Stock if not theretofore filed.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and in lieu thereof a payment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time prior to such time as any person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but, not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after any person or group becomes an Acquiring Person, the Board of Directors may exchange all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group which have become void) for Common Stock at an exchange ratio of one share of Common Stock per Right, as may be adjusted from time to time to reflect any stock split, stock dividend or similar transaction (the "Exchange Right"). Notwithstanding the above, the Board of Directors may not exercise the Exchange Right after any person, together with any associate or affiliate of such person, has become the beneficial owner of 50% or more of the voting power of the shares of Common Stock. Immediately upon the action of the Board of Directors ordering the exchange of the Rights, the right to exercise the Rights will terminate and
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the only right of the holders of Rights will be to receive that number of shares of Common Stock equal to the number of Rights held by such holders multiplied by the exchange ratio.

     The terms of the Rights may be amended by the Company without the consent of the holders of the Rights, including an amendment to lower the threshold described above to not less than the greater of (i) a percentage determined by the Board of Directors that is greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group (other than excepted persons discussed above) and (ii) 10%, except that from and after such time as any person or group becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Effective as of August 11, 2000, the Company and the Rights Agent entered into an amendment (the "First Amendment") which amended the Amended and Restated Rights Agreement pursuant to Section 27 of the Amended and Restated Rights Agreement, which permits the Company, without the consent of the holders of the Rights Certificates, to amend the Amended and Restated Rights Agreement as the Company may deem necessary or desirable. A copy of the First Amendment is attached hereto as Exhibit 3 and is incorporated by reference herein in response to this Item 1. The description contained herein is qualified in its entirety by reference to Exhibit 3. A copy of the First Amendment is also available free of charge from the Rights Agent. The following amendments to the Amended and Restated Rights Agreement were effected by the First Amendment.

     On August 11, 2000, the Company entered into an Agreement and Plan of Merger with Premier Construction Products Statutory Trust ("Premier") and Premier Construction Products Acquisition Corp. ("Premier Acquisition") (Premier and Premier Acquisition and their affiliates, collectively, are referred to as the "Premier Acquisition Group," such Agreement and Plan of Merger is referred to as the "Premier Merger Agreement" and the merger of Premier Acquisition with the Company is referred to as the "Premier Merger") pursuant to which the Company would be acquired by Premier.

     The First Amendment provides that the proposed Premier Merger will not trigger the exercise of the Rights. The First Amendment provides that none of the Premier Acquisition Group will be deemed an Acquiring Person as a result of the approval, execution, delivery and performance of: (i) the "Premier Merger Agreement", (ii) agreements between the executive officers and directors of the Company, certain family members of Phil Simpson (President and Chief Executive Officer of the Company), who collectively own approximately 3.2 million or 27.3% of the Company's outstanding stock (or 3.4 million or 28.5% including shares issuable upon the exercise of options exercisable
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within sixty (60) days), and Premier (the "Premier Stockholder Agreements") or
(iii) other related documents; or the transactions contemplated thereby. Furthermore, no Distribution Date or Stock Acquisition Date (as definied in the Amended and Restated Rights Agreement) will be deemed to have occurred as a result of the approval, execution, delivery and performance of the Premier Merger Agreement, the Premier Stockholder Agreements or other related documents or the transactions contemplated thereby. Finally, no holder of Rights shall be entitled to any benefits under any provisions of the Amended and Restated Rights Agreement as a result of the approval, execution, delivery and performance of the Premier Merger Agreement, the Premier Stockholder Agreements or other related documents or the transactions contemplated thereby. If one or more members of the Premier Acquisition Group collectively become the beneficial owner of 15% or more of the Company's then-outstanding Common Stock other than as set forth in the Premier Merger Agreement or its related documents, the benefits afforded the Premier Acquisition Group under the First Amendment terminate.

     Effective as of August 11, 2000, the Company and the Rights Agent entered into an amendment (the "Second Amendment") which amended the Amended and Restated Rights Agreement, as amended by the First Amendment, pursuant to
Section 27 of the Amended and Restated Rights Agreement, which permits the Company, without the consent of the holders of the Rights Certificates, to amend the Amended and Restated Rights Agreement as the Company may deem necessary or desirable. A copy of the Second Amendment is attached hereto as Exhibit 4 and is incorporated by reference herein in response to this Item 1. The description contained herein is qualified in its entirety by reference to Exhibit 4. A copy of the Second Amendment is available free of charge from the Rights Agent. The following amendments to the Amended and Restated Rights Agreement, as amended by the First Amendment, were effected by the Second Amendment.

     On August 11, 2000, the Company entered into a back-up agreement with Centex Construction Products, Inc. ("CXP") (the "Letter Agreement") pursuant to which the Company would be acquired by CXP if the Premier Merger Agreement were terminated for reasons other than a termination by the Company, in the exercise of its Board's fiduciary duties, to pursue a superior proposal from a third party. If the Premier Merger Agreement were terminated otherwise than by the Company in the exercise of its Board's fiduciary duties, the Company and CXP have, subject to certain conditions, agreed to execute and deliver a merger agreement pursuant to which a subsidiary of CXP ("CXP Acquisition") would make a cash tender offer to acquire all the outstanding shares of the Company's stock (the "CXP Tender Offer") and, whether or not the CXP Tender Offer were consummated, merge with the Company.

     The Second Amendment provides that the potential merger of the Company and CXP Acquisition (CXP and CXP Acquisition and their affiliates, collectively, are the "CXP Acquisition Group") and the CXP Tender Offer, will not trigger the exercise of the Rights. The Second Amendment provides that none of the CXP Acquisition Group will be deemed an Acquiring Person as a result of the approval, execution, delivery and performance of (i) the Letter Agreement, (ii) a merger agreement between the Company,
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CXP and CXP Acquisition (the "CXP Merger Agreement"), (iii) agreements between the executive officers and directors of the Company, certain family members of Phil Simpson (President and Chief Executive Officer of the Company), who collectively own approximately 3.2 million or 27.3% of the Company's outstanding stock (or 3.4 million or 28.5% including shares issuable upon the exercise of options exercisable within sixty (60) days), and CXP (the "CXP Stockholder Agreements") as contemplated in the Letter Agreement, or (iv) other related documents; or the transactions contemplated thereby. Furthermore, no Distribution Date or Stock Acquisition Date will be deemed to have occurred as a result of the approval, execution, delivery and performance of the Letter Agreement, the CXP Merger Agreement, the CXP Stockholder Agreements or other related documents or the transactions contemplated thereby. Finally, no holder of Rights shall be entitled to any benefits under any provisions of the Amended and Restated Rights Agreement as a result of the approval, execution, delivery and performance of the Letter Agreement, the Merger Agreement, the CXP Stockholder Agreements or other related documents or the transactions contemplated thereby. If one or more members of the CXP Acquisition Group collectively become the beneficial owner of 15% or more of the Company's then-outstanding Common Stock other than as set forth in the CXP Merger Agreement or its related documents, the benefits afforded the CXP Acquisition Group under the Second Amendment terminate.

ITEM 2.       EXHIBITS

     1. Form of Rights Agreement dated as of May 1, 1996 between Republic Group Incorporated and UMB Bank, N.A., as Rights Agent, which includes as Exhibit B the form of Right Certificate.*

     2. Amended and Restated Rights Agreement, dated as of September 19, 1996, between Republic Group Incorporated and UMB Bank, N.A., which includes the Form of Right Certificate, as Exhibit A thereto; the Summary of Rights to Purchase Common Stock, as Exhibit B thereto; and the form of Certificate of Designations setting forth the terms of the Series C Preferred Stock of Republic Group Incorporated, as Exhibit C thereto.*

     3. First Amendment to Amended and Restated Rights Agreement dated as of August 11, 2000, between Republic Group Incorporated and UMB Bank, N.A., as Rights Agent.

     4. Second Amendment to Amended and Restated Rights Agreement dated as of August 11, 2000, between Republic Group Incorporated and UMB Bank, N.A., as Rights Agent.

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  * Previously filed.
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereto duly authorized.


                                     REPUBLIC GROUP INCORPORATED


                                     By: /s/ Janey L. Rife
                                         ---------------------------------------
                                         Janey L. Rife
                                         Vice President, Treasurer and Secretary


Date:  August 30, 2000
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                               INDEX TO EXHIBITS

Exhibit                                           Description
-------                                           -----------

     1. Form of Rights Agreement dated as of May 1, 1996 between Republic Group Incorporated and UMB Bank, N.A., as Rights Agent, which includes as Exhibit B the form of Right Certificate.*

     2. Amended and Restated Rights Agreement, dated as of September 19, 1996, between Republic Group Incorporated and UMB Bank, N.A., which includes the Form of Right Certificate, as Exhibit A thereto; the Summary of Rights to Purchase Common Stock, as Exhibit B thereto; and the form of Certificate of Designations setting forth the terms of the Series C Preferred Stock of Republic Group Incorporated, as Exhibit C thereto.*

     3    First Amendment to Amended and Restated Rights Agreement dated as of
August 11, 2000, between Republic Group Incorporated and UMB Bank, N.A., as Rights Agent.

     4    Second Amendment to Amended and Restated Rights Agreement dated as of
August 11, 2000, between Republic Group Incorporated and UMB Bank, N.A., as Rights Agent.

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  * Previously filed.